SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Northern Dynasty Minerals Ltd.

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

66510M204

(CUSIP Number of Class of Securities)

April 5, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 66510M204

1	Names of reporting persons I.R.S. Identification Nos. of above persons (entities only) Alaska Community Foundation I.R.S. No. 92-0155067
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization State of Alaska
Number of shares beneficially owned by each reporting person with:	5	Sole voting power 9,072,922
	6	Shared voting power -0-
	7	Sole dispositive power 9,072,922
	8	Shared dispositive power -0-
9	Aggregate amount beneficially owned by each reporting person 9,072,922
10	Check if the aggregate amount in Row (9) excludes certain shares ☐
11	Percent of class represented by amount in Row (9) 9.5% (1)
12	Type of reporting person CO

(1)	Based on 95,009,864 shares of the Issuer’s common stock outstanding as of December 31, 2013, as reported on the Issuer’s Form 40-F for the year ended December 31, 2013, filed with the Securities and Exchange Commission (the “SEC”) on March 27, 2014.

Item 1.

(a)	Name of Issuer:

Northern Dynasty Minerals Ltd.

(b)	Address of Issuer’s Principal Executive Offices:

15th Floor, 1040 West Georgia Street

Vancouver, British Columbia

Canada V6E 4H1

Item 2.

(1)(a)	NAME OF PERSONS FILING:

Alaska Community Foundation

(b)	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE: 3201 C Street, Suite 110 Anchorage, AK 99503

(c)	CITIZENSHIP: State of Alaska

(d)	TITLE OF CLASS OF SECURITIES: Common Shares, no par value

(e)	CUSIP NUMBER: 66510M204

Item 3.	If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8)

(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d- 1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with §240.13d- 1(b)(1)(ii)(G);

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J)

Not Applicable.

Item 4.	Ownership

Reference is made to Rows 5-9 and 11 of the cover page of this Schedule 13G and associated footnotes, which are incorporated by reference herein.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:  ☐

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ALASKA COMMUNITY FOUNDATION

Date: April 15, 2014	/s/ Kathryn Gerlek
	By:	Kathryn (Kate) Gerlek
	Title:	Chief Financial Officer